 January 9, 2008

VIA FEDERAL EXPRESS AND EDGAR
Geoffrey Kruczek
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
Washington D.C. 20549

Re:	BioDrain Medical, Inc. Registration Statement on Form S-1 File November 12, 2008 File No. 333-155299

Dear Mr. Davidson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision necessary. Please be detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.	Please reconcile your disclosures here and on pages 27 and 58 regarding the number of warrants issued by you in your August 2008 financing.

Response: We have revised our disclosures throughout the document to indicate that we issued warrants to purchase 4,689,290 shares of common stock in connection with the private offering in a series of financings which the last closing took place in October 2008 (not August 2008), including 4,552,682 warrants issued to investors and 136,429 warrants issued to consultants who provided services in connection with the offering.

Please find an additional breakdown of the share amounts reflected in the Calculation of Registration Fee Table below for your reference.

The 7,101,267 shares of common stock to be registered reflected on the Calculation of Registration Fee Table consist of:
•	4,552,862 shares for investors;
•	547,285 shares for finders;
•	1,715,405 shares for deal principals; and
•	285,714 shares in exchange for legal fees.
The 4,689,290 shares of common stock underlying warrants to be registered reflected on the Calculation of Registration Fee Table consist of:
•	4,552,862 shares for investors; and
•	136,429 shares for finders.
The total stock outstanding of 8,180,831 reflected throughout the document consists of:
•	7,101,267 shares (explained above);
•	808,704 shares from original shareholders;
•	142,291 anti-dilution shares from the original shareholder’s agreement; and
•	128,571 contractual shares from the original shareholder’s agreement.

2.	Given that there does not appear to be an existing market for your securities, your reference to Rule 457(c) appears to be inapplicable. Please revise.

Response: We have revised the Calculation of Registration Fee Table accordingly.

Prospectus Cover Page

3.
Because there is no current market for the registrant’s securities, please revise to clarify that the selling shareholders will sell at a specified fixed price per share until the registrant’s shares are quoted on the OTC Bulletin Board (or other specified market) and thereafter at prevailing market prices or privately negotiated prices.

Response: We have revised the Prospectus Cover Page accordingly.

4.
We note that you are registering the resale if 620,096 common shares underlying warrants that are issuable upon conversion of notes. Because the warrants have not yet been issued, it is premature to register the underlying common shares for resale. Please remove them from this registration statement.

Response:  The 620,096 common shares underlying warrants in conjunction with the bridge loan we undertook in July 2007 will be issued by the end of January 2009 so we included the warrants in the registration statement.

Prospectus Summary, page 1

5.	Please Disclose that you have not yet requested or received FDA regulatory clearance to market and sell your products.

Response:  We have included the above phrase in the prospectus Summary page 1.

Risk Factors, page 3

6.	Include a risk factor to discuss the anticipated restructuring in the event you do not obtain FDA approval by August 2009, and discuss the risks this presents to potential investors.

Response: We have included a risk factor on page 6 to discuss the risks associated with the anticipated restructuring in the event we do not obtain FDA approval by August 2009.

7.
We note the disclosure on page 49 regarding registration of a class of your equity securities under Exchange Act. Please tell us when you plan to register a class of your securities. If you do not intend to register a class of securities before this registration statement is effective, please:

•	Disclose the risks related to termination of periodic disclosure due to the automatic reporting suspension under Section 15(d) of the Exchange Act; and

•	Explain the effect of the inapplicability of the proxy rules and Section 26 of the Exchange Act.

Response: We have added such disclosures on page 10.

8.
It appears from your disclosures on pages 3, 25 and 58 that you recently approved a reverse stock split that reduced the number of shares you are authorized to issue to 11,970,994. We also note that you will be submitting a proposal to your shareholders for approval to increase the number of authorized and unissued shares. Please ensure that shareholder approval is obtained prior to requesting acceleration of this registration statement so that the shares being registered for issuance are actually authorized.

Response:  Shareholder approval for the increase in authorized shares from 11,970,994 to 40 million was obtained on December 3, 2008 and we amended our disclosures in the registration statement accordingly.

Because we are a development stage company … page 3

9.
Please reconcile your disclosure here and on page 13 regarding whether you will receive proceeds from this offering. If the proceeds you will receive from this offering depend solely on whether the holders of outstanding warrants exercise those securities, then please revise to clarify that fact here.

             Response: We have reconciled our disclosure on page 3 with the disclosure on page 15 regarding receipt of proceeds from this offering.

Our business would be materially and adversely affected… page 4

10.
Please clarify the nature of your interest in the intellectual property you claim. For example, you indicate in the first sentence on page 5 that the intellectual property developed by Mr. Ryan was “licensed” to you. However, the last sentence of this risk factor states that you are the “exclusive owner of the patent.” Additionally, you indicate on pages 1 and 4 that you own patent and patent- pending rights and disclose on page 32 that you are the assignee of “the patent-pending product.”

Response:  We are the exclusive owners of the patent.  The language on page 5 was changed to omit the word “licensed” and the word “assignment” on page 32 was changed to “ownership”

11.
We note the disclosure that Mr. Ryan was added as a named inventor to the pending patent application. We also note the disclosure that you removed from the U.S. patent application Messrs. Nord and Drogue as inventors. However, it is our understanding that Messrs. Nord and Drogue continue to be listed as inventors on the pending application and that Mr. Ryan is not listed as an inventor. Please revise or advice.

Response:  Mr. Ryan is the inventor and is so listed on the pending patent application No. 10/524086 and also on the divisional application No.12277985 filed on November 25, 2008. Messrs. Nord and Drogue have been removed from the U.S. patent application. We revised our disclosure on page 5 accordingly.

We face intense competition…page5

12.
Please provide us with supplemental support for the data referenced in your prospectus, marketing the relevant sections to support the disclosure. For example, you cite to Frost & Sullivan here and page 28. You also cite to numerous other publications throughout your “Description of Business” section. Also, please tell us whether the studies and articles you cite were financed by you or performed at your direction and whether the authors have consented to use of their name in this document.

Response: We obtained the Frost & Sullivan data from the internet at www.frost.com and have updated our disclosure accordingly. We did not obtain consent and we have not paid for any data used in the Form S-1.

13.
It is generally inappropriate for a risk factor to contain language that mitigates the risk discussed. We note specifically the discussion at the end of the first paragraph regarding the “distinct advantages” of your product. Also, it appears that Stryker and other competitors have designed systems that also eliminate handling and exposure to infectious fluids, so the disclosure, if retained, should be more balanced.

Response: We removed the language that mitigates the risk discussed.

Our products require FDA approval… page 6

14.	Given the variety of uncertainties discussed in this risk factor, please revise the first paragraph to remove your belief that “the likelihood of regulatory approval for our products is very high.”

Response:  The above phrase has been removed from the sentence on page 6.

15.	Expand to discuss your obligation to obtain FDA approval by the end of August, 2009, and the related risks if you have not done so, as described on pages 39 and 40.

Response: We included a risk factor on page 6 of our obligation to obtain FDA approval by the end of August 2009.

There is currently no public trading market… page 8

16.
Please clarify when you anticipate submitting an application for quotation to the OTC Bulletin Board. Also disclose any obstacles that exist before such an application will be submitted and accepted. For example, it is our understanding that an application for quotation must be submitted by a market maker. Has a market maker already committed to submitting such an application?

Response: We included disclosure on our application for quotation on the OTC Bulletin Board on page 9.

If our common stock is accepted for quotation…page 9

17.
We note the reference here and your prospectus cover page to applying for trading on the Nasdaq or NYSE markets. Please disclose here and on your cover page whether you currently meet the objective listing criteria for those markets. Also disclose here what hurdles remain before you will satisfy those criteria.

Response: We included a risk factor on our application for trading on the Nasdaq or NYSE markets on page 10.

Other Securities For Issuance Upon Certain Contingencies, page 18

18.
Please disclose the identities of the persons with whom you entered into the agreements mentioned here. Also describe the nature of the service to be provided by the regulatory consultant and file that agreement as an exhibit. Include a description of the purpose of the provision requiring the attainment of performance goals and disclose of those performance goals.

Response:  The persons have been identified and the nature of the consulting services described on page 18.  The consulting agreements have been added as exhibits 10.37 through 10.41 to Amendment 1. The purpose of the provision requiring the attainment of performance goals was added “to help to ensure a timely approval of the 510(k).” and the performance goals themselves were disclosed.  We also moved this entire section to the MD&A so that it explains the disclosure we added to the financial statements.

19.
Please expand the notes to financial statements to describe the equity arrangements disclosed under this heading. Your disclosure should fully describe the accounting applied or that will be applied, as appropriate, and the basis in GAAP for that accounting. The disclosure should also describe the specific performance goals and any other conditions of the grants that impact vesting or exercisability. Refer to SFAS 123(R) for further guidance. Please ensure that the notes to financial statements include disclosure about all obligations to issue equity securities, including contingent obligations.

Response:  The notes to financial statements have been expanded to include all of the contingent equity arrangements, accounting applied and basis, under Page F-9 Note 3 Stock Options and Warrants “Other Securities for Issuance Upon Certain Contingencies”.

Management’s Discussion and Analysis… page 20

20.
We note your disclosure that your capital requirements for the next 12 months are expected to be “rather moderate”. Please reconcile this statement with your disclosure on page 3 that you will need to raise at least $3 million in order to have sufficient financial resources to fund our operations for the next 12 months and your disclosure on page 22 that you anticipate needing  secondary financing during 2009.

Response:  The sentence including the phrase “rather moderate” was changed to read “Since we do not expect to generate sufficient revenues in 2009 to fund our capital requirements, our capital needs for the next 12 months, are expected to be at approximately $3 million…”

Critical Accounting Policies and Estimates, page 20

21.
Please revise to provide a discussion of your critical accounting policies and estimates. This discussion should present your analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time. You should address specifically why your accounting estimates or assumptions bear the risk of change. For example, it appears that there is significant judgment in valuing stock options and warrants. Refer to FR-72.

Response:  A paragraph was added on page 22 identifying how accrued liabilities, accrued interest, compensation expense and warrants and options were computed / estimated along with the risk of change with regard to the valuation of warrants and options.

Results of Operations, page 21

22.
We see that general and administrative expense increased in the six months ended June 30, 2008 in part due to $91,400 of “product development” costs. In addition, you disclose that research and development costs increased to $91,400 for the six months ended June 30, 2008. Please explain whether these disclosures are referring to the same expenses and, if so, how they can be included in two different expense classifications. Please revise as appropriate.

Response:  These disclosures are referring to the same expenses.  We have moved any discussion regarding product development out of the general and administrative section and updated the general and administrative section to include reasons for the increase in general and administrative expenses on page 22.

23.	Please revise to discuss the reasons for the increase in legal fees of $78,500 and salaries of $68,100 for 2008 compared to 2007.

Response:  The reasons for the increases in legal fees and salaries, namely S-1 filing and paying less than full salaries in 2007, respectively, have been added to the discussion on page 22.

24.
We reference the disclosure that research and development expense increased in 2008 due to “an accumulation of unbilled work from 2003 to 2007” and the discussion of the increase in research and development expense in 2006 due to “unbilled development fees since inception.” Please revise to discuss the nature of the unbilled work, the timing of the billings for work performed and the circumstance that resulted in the aforementioned increased expenses.

Response:  The nature of the unbilled work has been included on page 22 along with the timing of the billing for work performed and the circumstance that gave rise to the increased expenses.

25.
As a related matter, it would appear unusual for a third party to incur billable work since 2003 without billing and payment. If you have incurred costs or entered into other transactions with related parties, such as non- employees, shareholders, please ensure that the notes to financial statements provide all of the disclosures required by SFAS 57.

Response:  There have been no other such incurred costs or transactions with related parties and therefore we believe no disclosures are necessary.

26.	With a view toward disclosures, tell us to whom the $91,400 was paid.

Response:  An invoice for $100,000 was submitted by Mid-State Stainless, Inc. in 2008.  This amount has not yet been paid and is included in accounts payable.  This information has been included on page 22.

27.
You disclosed that accrued payroll totaling $336,600 was “eliminated” in 2007.  Please expand the notes to financial statements to describe this significant transaction and the accounting applied. If these individuals were also shareholders, it is not clear why the “eliminated” of these salaries is not a capital contribution. Accordingly, please explain to us the basis in GAAP for your accounting. We refer you to APB 26.

Response:  The elimination of the salaries of $346,714 was charged to salaries as of December 31, 2007 with a note to partially compensate the individuals involved with cash bonuses and stock options when our company reached $3million in funding.  This information was added to the discussion on page 23.

28.
Further, please clarify in MD&A why general and administration expense for six months ended June 30, 2007 are 153,900 but general and administrative expenses for the year ended 12/31/07 are $125,300. If this is related to the “elimination” of payroll, please elaborate by providing additional disclosures in your MD&A.

Response:  The discussion regarding the elimination of accrued payroll on page 23 was expanded to include the difference between the June 30, 2007 and December 31, 2007 decrease in general and administrative expense.

Liquidity and Capital Resources, page 21

29.
We note your disclosure on page 22 regarding sufficiently of funds through the first half of 2009 and anticipated need for a secondary financing. We also note your disclosure on page 3 regarding the need to raise $3 million to fund your operations for the next 12 months. Please provide investors with a better understanding of your currently known capital requirements and amounts needed to satisfy your outstanding obligations. For example, discuss and quantify, among other things:

•	The accrued payroll expense as of June 30, 2008 noted on page 3;
•	The amounts necessary to seek and obtain approval from the FDA and Underwriters Laboratories mentioned on page 39;
•	The expenses you will incur in connection with your August 2008 financing, as noted on page II-4;
•	The fees you owe in connection with your August 2008 financing, as noted on page 4;
•
Any ongoing payments required by you to satisfy outstanding debt, such as the instruments mentioned on page 23, including if the holders of those instruments decide not to receive shares in lieu of cash; and

•	The amount you will need to satisfy your reporting obligations under the Exchange.

Please also provide your assessment of the accessibility of and risks to accessing needed capital. For example, will your doubts about your ability to continue as a going concern make your access to needed capital more difficult or expensive? How does your statement regarding sufficiently of funds account for the uncertainty regarding whether holders of your outstanding warrants will exercise those securities?

Response:  We have added a table to page 23 listing the items suggested above and others to provide detail to our known capital requirements and we also discussed the risks to accessing the capital.

30.
We see that you have experienced recurring operating losses and negative cash flows. We also note that you will need significant additional capital to fund the development of your business. Please expand the disclosure in this section to discuss the following:

•	Your plan of operation for the next twelve months, including a how you expect to obtain additional financing and plans for the “secondary financing” that is anticipated in 2009;

•	The effect of the current economic conditions on your operating plans;

•	A summary of any product research and development that you will perform for the term of the plan;

•	An indication of the amount of cash that will be required to bring your products under development to the market;

•	Any expected purchase or sale of plant and significant equipment; and

•	Any expected significant changes in the number of employees.

Refer to Item 303 of Regulation S-K

Response: We added disclosure on page 25 to address the bullet points listed above.

31.
Please clarify how net cash provided by financing activities increased during the six months ended June 30, 2008 due to the receipt of investment capital from a private offering that occurs subsequent to that period.

Response: The receipt of cash from the October 2008 financing covered a span of five months from June through October.  We received approximately $580,000 of financing in the month of June. We revised the disclosure on page 25 accordingly.

Commitments and Contingencies, page 22

32.
From your disclosure on page 23, it appears that notes payable previously issued by you and are now overdue. Please disclose the potential consequences of failing to make required payments on these instruments, such as quantification of the monetary payments on these instruments, such as quantification of the monetary payments mentioned on page 59. Please also refer to our first comment under the heading “Liquidity and Capital Resources.”

Response:  We added a statement to page 27 regarding potential consequences of failure to make payments on the notes and quantified the penalties associated with failure to pay the note.

33.
Please disclose the number of shares into which the $100,000 note payable may be converted. Given the dates on which exhibits 10.20 and 10.21 were executed and the disclosure in your document regarding the August 2008 private placement, it appears that “next completed financing” has already occurred.

Response: The notes are convertible into 285,713 shares of common stock at $.35 per share.  This change was added to the table on page 26/27.

Stock Options and Warrants, page 24

34.	Please tell us why your tables here and page 25 do not include

•	The stock options issuance to Mr. Ruwe on June 16, 2008 that is mentioned on page 46;
•	The stock option grant to Mr. Davidson on June 5, 2008 that is mentioned on page 44; and
•	The stock option grants mentioned in the last paragraph of page 50.

Response:  The stock options mentioned in the bullet points above have been added to the tables on page 29.

35.	Please ensure that your disclosure regarding the reverse stock splits consistently and completely describes the nature and amount of those transactions. For example, we note:

•	Your disclosure here and on pages 2,F-5, F-9, F-10 and F-20 refer to inconsistent reverse stock split ratios;
•	Your disclosure does not describe the impact of those transactions on the number of shares that were outstanding before and after each transaction;
•	That the purpose for the multiple reverse stock splits within a short period of time is clear; and
•
That your disclosure regarding the reverse stock split approved on October 20, 2008 appears to be inconsistent with your disclosure on page F-3, in that the disclosure on page F-3 indicates that the transaction occurred prior to June 30, 2008.

Response: We added a Reverse Stock Split Table on page 30 to reflect the information requested and updated inconsistencies throughout the registration statement. The reason for the two stock splits is also disclosed on page 30.

36.
We note that the reverse stock splits mentioned here changed the number of shares that you were authorized to issue. It also appears from your disclosure on page 2 that no shareholder approval was obtained for these transactions. Please tell us how not obtaining shareholder approval is consistent with your governing documents and the laws of the state in which you are incorporated. Cite all authority on which you rely.

Response: As disclosed on page 2, Pursuant to Section 302A.402 of the Minnesota Business Corporations Act, since the reverse stock splits did not adversely affect the rights or preferences of the holders of our outstanding common stock and did not result in the percentage of authorized shares of any class or series of our stock that remains unissued after the reverse stock splits exceeding the percentage of authorized shares of that class or series that were unissued before the reverse stock splits, no shareholder approval was required.

37.
It is not clear whether the impact of the stock splits have been fully reflected in the table on page 25 since the numbers of options and warrants and related exercise prices as of December 31, 2007 do not appear to agree to the corresponding information presented on page 24. Please appropriately revise.

Response: We amended the table on page 29 to reflect the impact of the stock splits.

Overview, page 27

38.	Please disclose the identities of the “three other individuals” who founded the company.

Response: We included the names of the three other founders of the Company on page 35.

39.
We note that you make numerous claims regarding the safety and efficacy of your product, including that it “minimizes the exposure potential to the healthcare workers who handles such fluids,” “greatly reduces the safety issues facing operating room nurses” and has “distinct advantages” over existing products. You also state on page 33 that it represents the “first true innovation” and “will redefine the manner in which such material is collected…” Reconcile these statements with the fact that other companies have also developed systems that dispose infectious fluids into sanitary sewer systems without exposure of healthcare workers to infectious fluids.

Response: We revised our disclosures throughout the Description of Business Section accordingly.

Private Placement Financing, page 27

40.
Please ensure that description of your transaction is accurate and complete. For example, you describe the private offering here as having been completed in August 2008, but you disclose on page F-10 that it closed on November 1, 2008. Please revise. Also reconcile your disclosures on pages 4, 27, F-10 and F-20 regarding the amount of funds you have received in the private financing and when you received those funds.

Response: We amended our disclosure throughout the registration statement to reflect that the offering closed in October 2008 and also to reconcile the funds we received through the offering.

Products, page 30

The Fluid Management System (“FMS”), page 30

41.
Please clarify how your product significantly reduces the risk of healthcare worker exposure to infectious fluids and requires minimal human interaction. We note, for example, your disclosure here that your proprietary cleaning fluid needs to be attached near the end of each procedure. We also note your disclosure on page 37 regarding the disposal of suction tubing and empty cleaning solution containers.

Response: We have included more specific descriptions on pages 36 and 37 of the individual processes helping to clarify how our system improves safety. We addressed how disposal of cleaning solution and suction tubing post procedure will affect healthcare workers’ safety.

42.
Please fully describe the potential steps and costs involved in the installation of your system, including those relating to labor and professional fees, such as architects. For example, might a hospital need to redirect sewer lines and wall suction systems to join with your system? Would the room also be unavailable for us during this period of installation? Where would the “large fluid reservoir” be located? Also explain how the system could be installed “on or in the wall” of the operating room. It appears that the other systems on the market that dispose infectious fluids directly into sanitary sewers are portable. Discuss any disadvantages that may result from an immovable system in an operating room.

Response: We have expanded our disclosures of additional costs related to our products on page 40 and throughout the Description of Business Section.

43.	Clarify the nature of your “substantial” regulatory work you have done to date in preparation of your submission to the FDA as mentioned on page 31

Response: We have expanded on the steps we have taken in preparation for our FDA Submission starting on page 40.
Patents and Intellectual Properties, page 32

44.
We note the disclosure on page 5. Please expand the disclosure here to describe in more detail the issues related to the Nord/Drogue patent application. For example, describe the Nord/Drogue embodiment, and the Ryan embodiment. Describe your current relationship with Nord/Drogue, including whether you are aware of any intention by them to challenge your use of their technology and/or pursuer legal action against you to breach of contract and/ or infringement.

Response: We have expanded our disclosure of Patents and Intellectual Property starting on page 41.

45.
We note your disclosure on page 33 that the disposable kit is an “integral, critical component of the FMS” and consist of a proprietary cleaning solution. Please disclose whether you may have any intellectual property rights to the cleaning kit and the cleaning solution.

Response: We added disclosure on page 43 to clarify that we do not own patent rights on the cleaning kit and solution.

46.
Please disclose the material terms of Mr. Ryan’s consulting agreement with you, including the amount of cash and warrants you provided to Mr. Ryan in exchange for the assignment of intellectual property rights, the amounts you are obligated to compensate him for consulting services and any payments required upon a change in control. Also clarify when you anticipate completing the expected filing of the “CIP” mentioned here, including any steps that you need to complete before making that submission.

             Response: We added disclosure to page 42 on the material terms of Mr. Ryan’s consulting agreement.

The Disposable Cleaning Kit, page 33

47.
Please clarify how you will “ensure that only our fluid will be utilized following procedures.” For example, will the system only operate with a kit and fluid made by you or could medical providers use kits and fluids made by others?

            Response: We added disclosure on page 43 to clarify how we will encourage that our fluid be utilized following procedures.

48.
We note the disclosure on page 37 regarding the establishment of extensive training and services standards for the persons who will service and install your FMS. Please clarify whether users of this system will also require training, including with respect to the installation and use of the disposable cleaning kit.

                   Response: We added disclosure on page 49 regarding training for users of our system.

Drainage Systems, page 35

49.
We note the disclosure under this caption. Explain the current status of these technologies, including whether they have received FDA approval and the extent to which they are currently in use in hospitals. Please also disclose this information under the caption “Current Techniques of Collecting infectious Fluids” beginning on page 29. Under the caption “Products”, compare your system with those already developed that dispose of infectious fluids directly into the sanitary sewer.

                 Response: We added disclosure of other competitive products currently on the market including a competitive key feature comparison chart on page 39.

Current Competition, Technology and Costs, page 35

50.
Please disclose your competitive disadvantages with equal prominence as you disclose your perceived competitive advantages. For example, we note your disclosure that the current standard of care involves the collection, retention, and disposal of fluids using canisters and that the large and growing market for suction canisters that is currently served by entities with significantly greater financial resources. Therefore, it appears you may have difficulty penetrating the existing market for canisters and having your product adopted as a standard of care.

             Response: We added disclosure to page 46 regarding our competitive disadvantages.

Handling Costs, page 36

51.
Please clarify how your products would reduce disposal and sterilization costs entirely, as noted here, given your disclosure on page 37 regarding the need to dispose of suction tubing and the cleaning solution.

                Response: We amended the disclosure on page 40 to remove the indication that our products would reduce disposal and sterilization costs entirely.

Competitive Products, page 37

52.	Compare and contrast your proposed products with systems that dispose of fluids directly into sanitary sewers and are apparently already on the market and in use in hospitals.

           Response: We expanded our disclosure and included a competitive comparison on page 48.

Distribution, page 37

53.
Explain the basis for the focus of your marketing effort described in the second paragraph. It appears that there are other products already being marketed that are capable of disposing on infectious fluids without direct handling by healthcare workers. It is also not clear why you believe your technology “represents a breakthrough” and will be “widely acclaimed” and “quickly adopted.” Please expand to discuss.

            Response: We expanded our disclosure on our marketing efforts starting on page 48.

54.
It appears from your disclosure on pages 31,33 and here that you have not entered into any agreements related to the distribution or installation of your products, begun marketing efforts or demonstrated your product to potential customers. It also appears that no distributors or independent contractors are currently capable of, or have been trained in, the service and installation of your products. If that is correct, please revise your disclosures to state so directly.

            Response: We added disclosure on page 49 to clarify that there are currently no installation companies contracted or trained to install our product.

Pricing, page 38

55.
Please clarify how the prices “for the FMS and its disposable cleaning kit will reflect a cost saving to the hospital over its current procedure costs.” For example, explain how the undetermined installation and labor costs and disposal required for suction tubing and empty cleaning solution factor into that statement. Also explain how your costs compare with automated disposal systems marketed by Waterstone Medical, Dornach Medical Systems, and Stryker.

                Response: We expanded disclosure on page 49 to clarify how our FMS will reflect cost savings.

56.	Please provide investors with a comparison of the anticipated per-procedure costs to end users of your disposable cleaning kit as opposed to your competitors’ canisters.

            Response: We added disclosure relating to such comparison on page 50.

Engineering and Manufacturing, page 39

57.
Please disclose the material terms of your relationship for the engineering and manufacturing of your product. For example, do you have a long-term production contract that guarantees the production of a minimum number of units or could the manufacturer choose to prioritize its capacity for other customers, reduce or eliminate deliveries to you on short notice or increase the prices charged to you. If you have entered into a written agreement, please file it as an exhibit.

        Response: We expanded disclosure of our relationship for the engineering and manufacturing of our product on page 50.

58.
As a related matter, please clarify to which of your products the manufacturing relationship noted here relates. Will this third party make your wall mount unit, disposable cleaning kit or both? Your revised disclosure should clearly state who will perform the manufacturing of each of your principal products.

             Response: We added disclosure regarding our products to which the manufacturing relationship relates on page 50.

Government Regulation, page 39

59.
We see the contingency regarding the FDA submission described at the bottom of page 39. Please add footnote disclosure about this contingency and the potential impact on your business and financial statements. It appears that MD&A should present appropriate disclosure about this contingency. Please revise.

Response: We revised the disclosure throughout the registration statement, including adding such disclosure to the MD&A, to clarify the contingency regarding the FDA submission.

60.	Briefly describe the 510(k) process and the finding the FDA makes when it clears a device under section 510(k).

Response: We added disclosure on the 510(k) process and the FDA clearing process starting on page 51.

61.	Include in your disclosure a description of the following FDA statutory and regulatory requirements:

•	Device classification information;
•	Registration and labeling requirements;
•	Advertising and promotion;
•	Quality system regulation and manufacturing of the device; and
•	Post- market reporting and record- keeping requirements, including medical device reporting and reports of corrections or removals;

Provide similar disclosure regarding regulations in foreign jurisdictions in which you will seek to do business.

Response: Since the FDA device classification, registration and labeling requirements are extensive, we provided information on page 53 on where to obtain the information requested above.

62.	We note your disclosure here regarding seeking approval from the Underwriters Laboratories. Please:

•	Clarify whether you have submitted your application yet and when you expect to seek approval from the Underwriter Laboratories;
•	Disclose what steps you have taken and must take in the future to secure that approval, including any hurdles you will need to overcome; and
•	Describe the consequences and risks from failing to secure such approval.

Response: We added disclosure to page 51 on our application for electrical safety testing and certification where we addressed the bullet points above.

63.
Please clarify when you anticipate submitting your application to the FDA. Also clarify the products covered by this application. For example, will it include your wall mount unit, disposable cleaning kit and proprietary cleaning solution?

Response: We added disclosure starting on page 51 regarding submitting our application to the FDA and clarifying the products covered by the application.

64.	Please explain the business purpose for and file this restructuring agreement as an exhibit. We may have further comments.

Response: We explained the purpose of the restructuring agreement throughout the document and attached the agreement as Exhibit 10.42.

65.	Regarding the disclosure of the transaction to be effected if you do not obtain FDA approval by the end of August 2009, please:

•	Indentify the “majority-in-interest of investors” and Founders”;
•	Disclose the number and percentage of outstanding stock held by each;
•	Clarify who will comprise the “majority- in-interest of investors” after the transaction registered here is completed;
•
Tell us, with a view toward disclosure, whether your shareholders will be entitled to vote on the asset sale mentioned on page 39 and reverse merger or entitled to vote on the asset sale mentioned on page 39 and reverse merger or similar transaction mentioned on page 40;

•	Disclose whether a “reverse, merger or other similar transaction” is currently being negotiated or considered by you;
•	Disclose the purpose and effect of each of the transaction mentioned here; and
•	Explain the purpose of this agreement.

Response: We revised our disclosure on pages 53 and 54 to address each bullet point listed above.

66.	Clarify in bullet two whether “all Company stock” will be cancelled, or only that company stock held by the “Founders”.

Response: We clarified our disclosure to state that all Company stock held by the Founders only will be cancelled and that ownership of the Company’s stock held by the Investors would not be affected.

67.	The last paragraph regarding modification of your private placement memorandum is not clear since the offering has already taken place. Please explain your intent.

Response: We revised our disclosure to state that our private placement memorandum has been modified already. It was modified so that the private placement memorandum would contain complete disclosure since it may be distributed for informational purposes in the future.

Directors, Executive Officers, Promoters and Control Persons, page 41

68.
Please indentify and discuss the business experience of the members of the medical advisory board mentioned on page 34. Also disclose the principal functions performed by that board and the material terms of agreements you have with its members.

Response: We revised our disclosure on page 60  to add the business experience of, and material agreements with, the Medical Advisory Board members.

69.	Please disclose the term of office for each of your directors.

Response: We have not set terms of office for any of our directors and have added disclosure to page 58 to reflect this.

Summary Compensation Table, page 44

70.
It appears from your disclosure on page 50 that during 2007, Messrs. Davidson and Rice agreed to waive accrued and unpaid salaries in exchange for stock options. Please tell us how your summary compensation table accounts for that agreement. Refer to Instruction 2 to Item 402(n)(2)(iii)and(iv)

Response: We added footnote disclosure to the Summary Compensation Table to reflect unpaid salary, and the reasons therefore, in exchange for stock options for Messrs. Davidson and Rice.

Outstanding Equity Awards at Fiscal Year- End, page 44

71.
We note the disclosure that you have made no equity awards during the fiscal-year ended December 31, 2007. Please note that Item 402(p) of Regulation S-K requires disclosure of equity awards outstanding at fiscal-year end, not simply those that were made during that fiscal year. Please revise, as appropriate. Also reconcile your current disclosure with your disclosure on page 50 regarding the options granted to your named executives during 2007.

Response: We added an Outstanding Equity Awards Table to page 62.

Employment Agreements…page 44

72.
Reconcile the amounts in employment agreements with the amount in the summary compensation table, and explain the differences. Also disclose whether the funding targets have been achieved and what salary each of your named executives earned during your 2007 fiscal year. In this regard, please note that Item 402 of Regulation S-K requires clear disclosures of all compensation earned by your named executives.

Response:   The amounts reflected in the descriptions of the employment agreements for Mr. Davidson and Mr. Rice differ from the amounts disclosed in the Summary Compensation Table because the Company did not pay them their full salaries due to lack of funds. We added disclosure to this effect on page 63.

73.
Please ensure that the disclosure regarding your compensation arrangements is complete. We note that you have not disclosed the bonus shares to be issued to Mr. Davidson that are discussed in section 4.b. of exhibit 10.1. We also note that you have not discussed the waiver of accrued salary and stock option grants mentioned on page 50.

Response: We expanded disclosure of our compensation arrangements on page 63.

74.	Please disclose the number of shares acquired by Mr. Ruwe in connection with his investment of $200,000.

Response: We added disclosure on page 67 of the number of shares acquired by Mr. Ruwe in connection with his investment.

Corporate Governance, page 49

75.
We note that you believe Mr. Gadbow is considered “independent” under Nasdaq Marketplace Rule 4200. Please tell us how you reached this conclusion, given your disclosure on page 41 and in exhibit 10.13 that Mr. Gadbaw was employed by you until August 2008. Please refer to Nasdaq Marketplace Rule 4200(a)(15)(A). Also tell us how your conclusion regarding Mr. Morawetz’s independence considers the nature of your relationship with him, as noted on page 50.

Response: We revised our disclosure on page 68 to reflect that Mr. Gadbaw is not considered to be an independent director.

Certain Relationships and Related Transactions, page 50

76.
Please provide financial statements disclosure about the transactions described in the third paragraph. In that regard: (1) provide a description of the arrangements with your directors/ officers, (2) disclose how you accounted for the arrangements, (3) disclose the basis in GAAP for the accounting and (4) disclose the fair value assigned to the equity instruments granted. If this disclosure is related to the “elimination” of accrued salaries described in MD&A, please revise the filing to reconcile the amounts on page 50 to the S336,600 disclosed in MD&A.

Response: Financial statement disclosure has been made for the accrued payroll given up by the Company’s officers, including a description of the arrangements, accounting and fair value.  The correct amount of the accrual was entered to the MD&A.

77.	Please file as an exhibit a written summary of the oral agreement with Mr. Morawetz. Also describe the services rendered in view of the fact that you have no product available to market or sell.

Response: We have prepared a written summary of the oral agreement with Mr. Morawetz and described the services he rendered to the Company  We have not included the summary as an exhibit because the written oral agreement summary has not yet been approved by both parties.

78.	Please clarify your disclosure regarding Mr. Morawetz by discussing the registrant’s relationship with him separately.

Response: We have added a paragraph on page 69 to clarify our relationship with Mr. Morawetz.

79.
We note the disclosure in the last paragraph on page 50 regarding the waiver of accrued and unpaid salaries. This disclosure indicates that the amounts owed by you were waived by December 2007 with the exception of fees owed to Mr. Morawetz. However, your disclosure on page 3 indicates that these unpaid salaries and fees continued to accrue though June 30, 2008. Please revise or advise.

Response: The accrual of unpaid salaries from December 2007 to June 2008 was a separate issue from the earlier accrual and waiver from inception through November 2007.  Accrued salaries for May and June 2008 were subsequently paid from funding proceeds, leaving an unpaid accrual from December 2007 through April 2008 outstanding to be paid when funds are available. We added disclosure on page 69 to explain this.

80.
Please revise the last paragraph to discuss each related party individuality, including the amount of unpaid salary waived and the number of shares and options received. Reconcile the options disclosure here with the disclosure in the beneficial ownership table for these individuals.

Response: We added this disclosure to page 69.

81.
Also include in your revised disclosure a description of the material terms of the severance agreement between you and Mr. Gadbaw, filed as exhibit 10.4. For example, we note that your current disclosure does not indentify the yearly stock option grant mentioned in paragraph 4 or the acceleration of payments mentioned in paragraph 2.b. Please also file copies of the agreements governing the waivers as exhibits.

Response: We added additional disclosure on page 69 regarding the terms of Mr. Morawetz’s severance agreement.

82.
Please note that information set forth Item 404 of Regulation S-K is required to be disclosed if a transaction resulted in the person becoming a 5% shareholder or continues after that date, such as through the ongoing receipt of payments. It appears from your disclosure on pages 27, 51and 52 that several of your selling shareholders beneficially own more than 5% of your common shares. Therefore, please expand your disclosure here to provide the information required by Item 404 with respect to the transaction that resulted in their becoming a related party.

Response: We have included this disclosure on page 69.

83.	Please tell us why you have not provided the information required by Item 404 of Regulation S-K with respect to:

•	The transactions noted in exhibits 10.15-10.18; and
•	The transaction in which Mr. Ruwe acquired your warrants, as noted on page 51.

Response: We have included this disclosure on page 69.

Selling Security Holders, page 51

84.
Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on shelf basis under Rule 415(a)(1)(i).

Response: Please see Schedule 1, which is attached to this letter.

85.
We note your disclosure in the first paragraph regarding the lack of material relationships between you and the selling shareholders. Please tell us how this disclosure considers the referral, consulting, finder and investor relations agreements mentioned on page II-6 and filed as exhibits.

Response: We have added footnotes describing the relationships between certain selling shareholders and the Company.

86.	Please describe in this section the transactions in which the selling shareholders acquired the offered shares. Include the date of the transaction and the amount of consideration received.

     Response: We have updated this section accordingly.

87.
Please tell us whether any if the selling shareholders are broker- dealers. A selling shareholder who is a broker- dealer must be indentified in the prospectus as underwriter. In addition, we note your disclosure that none of the selling shareholders are or were affiliated with registered broker- dealers. Please tell us whether any of selling shareholders are affiliated with any broker- dealer. A selling shareholder who is an affiliate of a broker- dealer must be identified in the prospectus as an underwriter unless that selling shareholder is able t o make the following representations in the prospectus.

•	The selling shareholders purchased the shares being registered for the resale in the ordinary course of business, and
•	At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Response: We have revised the disclosure to indicate there are no relationships with any broker-dealer.

88.	Please indentify the natural persons with voting and/or dispositive powers with respect to the shares to be offered and sold by Egavnit LLC.

Response: We have added this disclosure to the Selling Security Holder Table.

89.	Please reconcile your disclosures here and on page II-6 regarding the number of shares underlying warrants held by Jeremy Roll.

Response: We have revised the disclosure accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 56

90.
Please reconcile your disclosures in note 11 and on page 51 regarding the number of shares underlying warrants held by James R. Taylor. Also reconcile your disclosure in notes 12 and 13 and on pages 51 and 66 regarding the number of common shares held by RP Capital LLC. Also tell us why the number of shares underlying warrants held by RP Capital, as noted on page 51, was excluded from your disclosure here.

Response: We have reconciled these disclosures. Common shares underlying warrants that were not exercisable within 60 days were not included in the Security Ownership Table, but were included in the Selling Security Holder Table.

Warrants and Convertible Notes, page 58

91.	Please tell us how you determined that Mr. McGoldrick holds 23, 942 shares underlying options. We note that exhibit 10.7 indicates that his option grant was for 10,000 shares.

Response: Pursuant to Mr. McGoldrick’s stock option agreement, he is entitled to receive options to purchase 10,000 shares of our common stock for each year of service.  As of the date of this registration statement, Mr. McGoldrick has earned options to purchase 40,000 shares of our common stock, or 23,942 shares post-split.

Warrants and Convertible Notes, page 58

92.
Please clarify why the imposition of monetary penalties related to the July 2007 convertible note financing is tied to the registration rights granted in your August 2008 private placement. Also disclose the amount of monetary penalties that you may owe.

Response: We added disclosure on the potential penalties to page 79.

Legal Matters and Interests of Named Experts, page 66

93.
Expand to state the total number of shares and warrants currently held by all affiliates of the law firm and the number that are being registered in this offering that are beneficially owned by Richardson & Patel, Mr. Richardson, Mr. Patel, RP Capital, and other affiliates. Reconcile the amounts with those listed in the selling shareholder table. We may have further comments.

Response: We have added this disclosure to page 86.

Financial Statements

Interim Financial Statements for the six months ended June 30, 2008, page F-1

94.
We see that you included the consent of your independent registered public accounting firm on page F-2. Note that the consent should be filed as an exhibit to your registration statement, as specified in Item 601 of Regulation S-K. Please revise to remove the consent from this section and to present the consent as an appropriately numbered exhibit.

Response: We filed the Consent of Independent Registered Public Accounting Firm as Exhibit 23.1 to our Form S-1 filed on November 12, 2008. We have also included the consent in the body of the S-1 at the request of our auditors.

95.	Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Response: We have provided financial statements as of September 30, 3008 with the filing of this Amendment 1 as required by Rule 8-08 of Regulation S-X.

96.
Please revise to remove the label “audited” from the top of the balance sheet, statement of operations and statement of cash flow as of and for the year ended December 31, 2007, since full audited financial statements, including an audit opinion, are not included in the interim presentation.

        Response: Our auditors have requested that we leave the label “audited” from the financing statements containing December 31, 2007 disclosures.

Statement of Stockholders’ Equity (Deficit), page F-5

97.
Please revise so that the amount of Total Stockholders’ Equity (Deficit) as of June 30, 2008 agrees to the corresponding amount presented on the face of the Balance Sheet as of that date. As a related matter, the column for Accumulated Deficit does not appear to be mathematically accurate. Please verify the mathematical integrity of any updated financial statements.

Response: The Stockholders’ Equity (Deficit) as of September 30, 2008 corresponds to the amount on the face of the Balance Sheet as of the same date.

98.	Please revise to present a Statement of Stockholders’ Equity (Deficit), showing from inception:

•	For each issuance, the date and number of shares of stock, warrants, rights, or other equity securities issued for cash and for other consideration.
•
For each issuance, the dollar amounts (per share or other equity unit and in total) assigned to the consideration received for shares of stock, warrants, rights, or other equity securities. Dollar amounts should be assigned to any noncash consideration received.

•	For each issuance involving noncash consideration, disclosure the nature of the noncash consideration and the basis for assigning amounts.

This analysis should be presented in the form of reconciliation of the beginning balance to the ending balance for each period since inception. Please note that the issuances should not be combined except for separate issuances of equity securities within the same fiscal year for the same type of consideration and for the same amount per equity unit. Refer to paragraph 11(d) of SFAS 7 and Rule 3- 04 of Registration S-X.

Response: The Statement of Stockholders’ Equity (Deficit) as of September 30, 2008 has been prepared as requested above.

99.
In addition, we see that the effect of the reverse stock split instituted on 6/6/08 is reflected as a separate line item in the Statement of Stockholders’ Equity (Deficit). Under SAB Topic 4C, changes in capital structure such as a reverse stock split must be given retroactive effect, even if the change occurs after the date of the balance sheet. An appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and state the date the change became effective. Please revise for all applicable stock splits.

                Response: We have revised the Statement of Stockholders’ Equity (Deficit) so that all entries are now post- split with no separate line item.

Statement of Cash Flows, page F-6

100.
We see that you issued common stock for cash proceeds of $824,534 in the six months ended June 30, 2008.  Please revise to provide footnote disclosure that fully describes the transaction, including all significant terms of the equity instruments issued.

Response: A footnote for the proceeds in the nine months ended September 30, 2008 describing the investment has been added to page F-6.

Note 1. Summary of Significant Accounting Policies, page F-7

101.
Please revise to provide an affirmative representation that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading.  Refer to Rule 8-03 of Regulation S-X.

Response: We have added the above statement under Accounting Estimates on page F-8.

102.
We note disclosure on page 32 that you recently completed and executed an agreement to secure the assignment of patent-pending product and rights from an inventor in exchange for cash, warrants and future royalties.  Please expand the notes to financial statements to describe the transaction, the rights and assets acquired and the accounting applied.  Your disclosure should fully describe all significant terms of the warrants, the fair value assigned to those warrants and how that fair value was determined.

Response: We have added disclosure to page F-8 under Patent and Intellectual Property including the fair value of the warrants and the basis for the fair value.

Note 3. Stock Options and Warrants, page F-7

103.
Please add footnote disclosure that describes all significant terms and provisions of the 2.6 million warrants issued in the first six months of 2008.  In the regard, (1) describe the transaction(s) leading to the issuances, (2) clarify whether the warrants were sold in financing arrangements or were issued in compensatory arrangements, (3) describe any terms or provisions that may lead to changes in exercise prices or the number of warrants outstanding, (4) describe any cashless exercise provisions, (5) describe any registration obligations and (5) describe any liquidated damages or potential penalties that you may incur under the arrangement(s).  Also disclose how the warrants were valued and accounted for, including the model(s) and all significant assumptions.  The list is not intended to be comprehensive and your disclosure should be based on the terms and provisions of the underlying agreements.  The substance of this comment also applies to warrants issued in annual periods and subsequent on June 30, 2008.

Response: We have added disclosure starting on page F-9 that discloses all significant terms of the now 4.5 million warrants issued in the offering and all other warrants to inception.

104.
We see from page 44 that in June 2008, it was agreed that Mr. Davidson would be issued options to purchase 543,292 shares of common stock exercisable at $.01 upon completion of the first $1 million of new funding raised.  It appears that this funding may have been received in the third quarter of 2008.  Please add footnote disclosure to describe the arrangement, including the performance obligation, and to describe the terms of the options.  Disclose how these options have been or will be recorded in your financial statements, as applicable.

Response: Disclosure regarding Mr. Davidson’s performance stock options were added to page F-12.

Note 6. Long-term Debt, page F-9

105.
The tabular information indicates that a $100,000 note matures in 2012.  However, the last sentence of the footnote appears to suggest that the maturity date is 2013.  Please reconcile here and on page 23.

Response: The correct maturity date of 2012 was applied to the tables on page F-15 and in the MD&A.

Consolidated Financial Statements for the year ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-11

106.
Please have your auditors revise the second paragraph of their audit report to state that the audit was performed in accordance with “the standards of the Public Company Accounting Oversight Board (United States).”

Response: Our auditors have revised their audit report accordingly.

107.	Please also revise the report to include the signature or name of the independent registered public accounting firm.

           Response: Our auditors have included their conformed signature to the audit report.

108.
We see that you are a development stage business with recurring losses, operating cash flow deficits and no revenues.  Please have your auditors tell us how they evaluated the requirements of AU Section 341 in concluding that the audit report should not include a paragraph regarding going concern with accompanying footnote disclosure as specified in the referenced guidance.

Response: According to our auditors in their evaluation of the requirements of AU Section 34, because we are a development stage business and are identified as such on the opinion, there is no need to add going-concern language.  Our auditors further indicated that this is a common practice in the industry.

Balance Sheet, page F-13

109.
We see from Note 5 and Note 6 that certain of your notes payable and long-term debt are convertible into shares of your common stock.  Please revise to accurately label convertible debt as convertible on the face of your balance sheet, as applicable.

Response: The Balance Sheet has been annotated as such.

Statement of Stockholders’ Equity (Deficit), page F-15

110.	Please revise to present a Statement of Stockholders’ Equity (Deficit), showing from inception:

.	For each issuance, the date and number of shares of stock, warrants, rights, or other equity securities issued for cash and for other consideration;

.
For each issuance, the dollar amounts (per share or other equity unit and in total) assigned to the consideration received for shares of stock, warrants, rights, or other equity securities. Dollar amounts should be assigned to any noncash consideration and the basis for assigning amounts.

This analysis should be presented in the form of a reconciliation of the beginning balance to the ending balance for each period since inception.  Please note that issuances should not be combined except for separate issuances of equity securities within the same fiscal year for the same type of consideration and for the same amount per equity unit.  Refer to paragraph 11(d) of SFAS 7 and Rule 3-04 of Regulation S-X.

            Response: The Shareholders’ Equity/Deficit on page F-21 has been revised as requested.

111.
As a related mater, we see in Item 26 (Recent Sales of Unregistered Securities) that you have issued shares and other equity instruments in exchange for assets, services and in connection with borrowings and other financing arrangements with both related and unrelated parties.  For other than employee stock options, please expand the notes to financial statements to describe the individual transactions, to describe the consideration received by the Company and to disclose how the equity instruments issued in those transactions were accounted for and valued.  We may have further comment on your accounting for these transactions after you have provided us the revised disclosure.  The expanded disclosure should be readily reconcilable to disclosure in the revised Statement of Stockholders’ Equity (Deficit).

Response: We have expanded the financial statements to include the requested transactions starting on page F-10.

112.
We see that the Board of Directors approved reverse stock splits on June 6, 2008 and October 20, 2008.  Please clarify whether the equity information included in the Statement of Stockholders’ Equity (Deficit) is on a post-split basis.  Under SAB Topic 4C, changes in capital structure such as a reverse stock split must be given retroactive effect, even if the change occurs after the date of the balance sheet.  An appropriately cross-referenced note should disclose the retroactive treatment, explain the change made and state the date the change became effective.  Please revise as appropriate for all splits.  All per share information included in the footnotes (for instance for stock options) should be similarly retroactively restated.

Response: The equity information included in the Statement of Stockholders’ Equity/Deficit has been restated to reflect post stock-split numbers.  All stock options and warrants throughout the S-1 Amendment have been restated in a similar manner.  A note has been added to pages F-9 and F-24 under Stock Options and Warrants disclosing this.

Statement of Cash Flows, page F-16

113.
Tell us why the change in notes payable to shareholder is included as an operating cash outflow.  Cash flows from notes payable are normally financing activities under SFAS 95.  Please revise or advise how the presentation conforms to SFAS 95.

Response: The Statement of Cash Flows Tables have been revised to reflect the notes payable to shareholder as a financing activity.

Note 1. Summary of Significant Accounting Policies, page F-17

114.
We see that you have capitalized $113,056 of patent costs.  Please revise to disclose the nature of the patent costs capitalized as an intangible asset.  Please note that costs of internally developing intangible assets that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to an entity as a whole are expensed as incurred pursuant to the requirements of SFAS142.  Generally, only legal fees and similar costs relating to patents, copyrights, and trademarks may be capitalized.  Please advise.

Response: Only legal and similar fees have been capitalized.  The notes under Intangible Assets have been updated to include this disclosure.

115.	Tell us why the patent costs should not be expensed as research and development.

Response: We believe patent costs should not be expensed because they comply with SFAS142.  As stated in Question 114 above, they consist solely of legal and similar fees.

Note 3. Stock Options and Warrants, page F-17

116.
You disclose that you use the calculated value method to value stock options.  Under SFAS 123(R) that method is defined as a measure of the value of a share option or similar instrument determined by substituting the historical volatility of an appropriate industry sector index for the expected volatility of a nonpublic entity’s share price in an option-pricing model.  Your disclosure suggests that you did not apply a measure of volatility since that measure is zero.  Tell us why your volatility assumption is appropriate under the guidance set forth in paragraphs A43 through A48 of SFAS 123(R).  Please also refer to the guidance about volatility set forth in SAB Topic 14. your response should fully demonstrate that you have appropriately applied SFAS 123(R) in establishing a volatility assumption.

Response: We are still analyzing this matter and will address it in a future Form S-1 Amendment.

117.
As a related matter, SFAS 123(R) calls for numerous disclosures as set forth in paragraphs A240 and A241 that are required for both employee and non-employee transactions.  Also note that you should comply with all disclosures applicable to a public company as a result of your registration statement.  Your disclosures do not appear complete under the cited guidance.  Please appropriately revise.

Response: We are still analyzing this matter and will address it in a future Form S-1 Amendment.

118.
Your filing indicates that you have applied the Black-Scholes Merton method for options, but appears to be silent with respect to warrants.  Please make all relevant valuation disclosures about warrants required by SFAS 123(R).

Response: Warrants are included in the application of the Black-Scholes Merton method.

119.
Tell us the common share fair values used in applying the Black-Scholes model for options and warrants granted in 2007 and 2008 and tell us how you determined those common share fair values. Specifically address the common share fair values applied in valuing the options granted to Mr. Davidson and the 2.6 million warrants both issued in 2008.  If those common share fair values are less than the per share prices realized in your recent private placement, please provide us an analysis that explains the basis for the common share fair value used for Black-Scholes purposes.

Response: The common fair values used in applying the Black-Scholes model for options and warrants granted in 2007 and 2008 were based on recent, prevailing stock purchase  transactions. For Mr. Davidson, the common share fair values were, pursuant to his employment agreement, $.35 per share, based on the estimated offering price and the 4.5 million investor warrants common share values of $.46 per share were also based on the estimated offering price. As noted on the cover page of the S-1, we estimate the offering price to be between $.35 to $.46 per share.

120.
Please note that under the definitions in the Glossary t SFAS 123(R) you are no longer a non-public entity as of the filing date of the Form S-1.  Accordingly, any share options or similar instruments issued on or after that date should be valued and accounted for under the guidance applicable to public companies under SFAS 123(R). That is, you should not use the calculated value method for instruments issued or modified on or after November 12, 2008.  Refer to SAB Topic 14 for further guidance.

Response: We are still analyzing this matter and will address it in a future Form S-1 Amendment.

121.
We see that in October 2007, the exercise price of the $2.00 warrants increased to $2.25.  Please revise to disclose all of the significant terms and conditions of the warrants, including a discussion of the provision leading to the change in exercise prices.  Also disclose how you accounted for the change.  In addition, tell us why the warrants are still included in the table on page F-18 at a $2.00 exercise price.

Response: A disclosure was added to Stock Options and Warrants Section. All tables showing such warrants have been adjusted to the price of $3.76 ($2.25 pre-split). As of October16, 2008, these warrants have expired.

Note 5. Note Payable, page F-19

122.
We see that your convertible debenture matures in 2007.  Since the financial statements are as of December 31, 2007, please revise to update this disclosure and state whether the maturity date has been extended, the amount is past due or otherwise how you plan to settle the outstanding debt.

Response: This issue has been addressed under Note 5-Notes Payable on page F-25.

Part II

Item 26. Recent Sales of Unregistered Securities, page II-4

123.
Please ensure that your description of unregistered sales of securities during the past three years is complete.  We note, for example, that you have not included the information required by Item 701 of Regulation S-K with respect to the August 2008 private placement noted on pages 3, 4 and 27 and the March 2007 convertible loan financing mentioned on page 3 and 23.  You have also not disclosed the information required by Item 701 of Regulation S-K with respect to the shares acquired by Mr. Ruwe in exchange for his $200,000 investment noted on page 46 or the transactions referenced in exhibits 10.15-10.19.

Response: We have updated this section accordingly.

124.
Please disclose the information required by Item 701 of Regulation S-K with respect to each unregistered sale of your securities.  We note that many of the unregistered sales you disclose do not identify the nature and amount of consideration provided.  We also note that none of the unregistered sales you disclose identify the exemption relied on and factual basis supporting that exemption.

Response: We identified the nature of consideration provided for each unregistered sale of securities starting on page II-4. We also added disclosures starting on page II-4 to describe the exemption(s) relied on and factual basis supporting the exemption(s).

125.
As of June 30, 2008, your balance sheet states that there are 3,644,524 shares issued and page 1 of the prospectus states there are 8,163,687 shares outstanding.  Please reconcile, and ensure that all issuances are disclosed here.

Response: We have updated this section accordingly.

Item 28. Undertakings, page II-8

126.
Please include the full undertaking required by Regulation S-K Item 512(a)(5)(ii).  Also, please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings.  Please revise your filing to include that undertaking.

Response: We revised our Undertakings Section on page II-8 to include the information requested.

Signatures, page II-10

127.	Please indicate below the second paragraph of text which individual signed in the capacity of principal accounting officer or controller.

Response: Our Principal Financial Officer, Gerald Rice, has signed in the capacity of Principal Accounting Officer and we have added this to his title on page II-10.

Exhibits

128.	Please file as exhibits:

•	the 2008 Stock Option Plan mentioned on page 46. Also revise your document to include disclosure of the material terms of the plan;
•	the employment agreement with Mr. Dauwalter that is noted on page II-6; and
•	the documents governing the $170,000 convertible bridge loan mentioned on pages 22 and 59;

Response: The 2008 Equity Incentive Plan has been filed as Exhibit 10.35 to our Form S-1 filed on November 12, 2008. We have filed Mr. Dauwalter’s employment agreement and the amendment thereto as Exhibits 10.37 and 10.38 to our Form S-1/A. We have filed the bridge loan documents as Exhibits 10.43 through 10.45.  Please note that the principal amount of the document is erroneously listed as $150,000 as lenders had oversubscribed to the financing by $20,000 but this has yet to be memorialized.

129.	Please tell us which exhibit relates to the warrants issued in your August 2008 financing. We note that exhibit 10.34 includes a year 2007 date of issuance.

Response: The “August 2008 financing” commenced in July 2007 and continued through a series of closings, the last one of which closed in October 2008. Hence we now refer to the financing as the “October 2008 financing” but the warrant has a 2007 date of issuance.

130.	Please file complete exhibits to this registration statement. As one example, we note that exhibit 10.32 currently omits Schedule A.

Response:  There was no Schedule A to the Registration Rights Agreement (Exhibit 10.32), the Escrow Agreement (Exhibit 10.33) or the Note Purchase Agreement (new Exhibit 10.43).  The recitals to such agreements erroneously made reference, but the Schedules were never completed. All parties who signed these agreements and the Subscription Agreement as part of the October 2008 financing are included in this registration statement.

Exhibit 3.1

131.
Please ensure that the exhibits you file are correct and current.  We note, for example, that exhibit 3.1 lists the number of authorized shares as 10 million and does not appear to include subsequent amendments that changed your authorized share capital, such as those described on pages 2 and 25.  Also note that when you amend your charter and bylaws, you should file a complete copy of the document as amended rather than require investors to piece together documents from multiple exhibits.  See Regulation S-K Item 601 (b)(3).

Response: We will file an amended Articles of Incorporation reflecting the new authorized share amount as an amendment to this Form S-1/A.

Exhibit 23.1

132.	Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

Response: We have included a currently dated and signed consent from our independent auditors.

Schedule 1

Rule 415(a)(1)(i) Analysis

Rule 415(a)(1)(i) provides in relevant part that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant. The Company respectfully submits that all the shares registered for resale under the Registration Statement are covered by Rule 415(a)(1)(i) because (i) all the securities will be offered or sold solely by security holders of the Company and not by the Company; and (ii) none of the security holders is acting on behalf of the Company.

Each of the selling shareholders is acting on its own behalf and not on behalf of the Company. Each of the selling shareholders has the full economic and market risk at least for the period from the date of purchase to the effective date of the Registration Statement, which has not yet occurred. The selling shareholders purchased the shares for investment purposes and not with a view to distribution. There are no indicia that any of the selling shareholders is engaged in a "distribution." A distribution is defined under Regulation M as an offering of securities that differs from normal trading activities for reasons that include special selling efforts and selling methods. To the knowledge of the Company, none of the selling shareholders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the shares covered by the Registration Statement.

Because none of the selling shareholders is acting on behalf of the Company, and because the Registration Statement pertains only to securities being offered or sold by persons other than the Company, the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(I)(i).

Item D.29 of the SEC's Manual of Publicly Available Telephone Interpretations sets forth six factors which an issuer should analyze to determine the application of Rule 415. The Company has analyzed these factors, and believes this analysis provides further confirmation that the sales of securities being registered are appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

A.           How long the selling shareholders have held the shares.

The selling shareholders have held the common stock and warrants for at least three months.  90% of the securities have been held at least six months.  During the entire period since the date of acquisition, the selling shareholder has been subject to the full economic and market risks of ownership, with no assurance of the shareholder's ability to sell the shares, either in a liquid market - or at all. This situation is contrary to that of a shareholder that undertakes the purchase of stock "with a view to distribution" or otherwise on behalf of the Company.

B.           The circumstances under which the selling shareholders acquired the shares.

Substantially all the shares being registered are issuable to security holders pursuant to the terms of  private placement offerings made by the Company to accredited investors within the past year. In this private offering, equity-based securities, including common stock and warrants, were purchased by security holders for cash at a fixed price, and each investor represented to the Company that it was acquiring the securities for its own account, not as nominee or agent, and not with a view toward resale or distribution. From the date of purchase, each of the selling shareholders has borne, and continues to bear, the full economic and market risk of ownership.  All of these securities were issued to "accredited investors," and were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

C.           The selling shareholders' relationship to the issuer.

Other than with very few exceptions which are described in the selling shareholder table, none of the investors in the private placements had any prior relationship with the Company.

D.           The amount of shares involved.

The Company currently has 8,180,831 common shares outstanding.  We are requesting registration of 7,101,267 common shares and 5,929,482 shares underlying convertible notes or warrants.

We acknowledge that our registration of common shares does exceed 33% of the current public float. However, there is no registering investor in a position to control us either because of the number of shares owned or by contract. We have no selling shareholder with share holdings exceeding 10% of the Company.  With these factors, we believe we satisfy Rule 415.

E.           Whether the selling shareholders are in the business of underwriting securities.

Among the investors that purchased shares being registered, none is involved in the business of underwriting securities.

F.           Whether, under all the circumstances, it appears that the selling shareholders are acting as a conduit for the issuer.

None of the selling shareholders is acting as a conduit for the issuer. Not only do the Company's relationships - or lack of relationships - confirm this, but there is no indication of any kind relevant to acting as a conduit.

Most of the selling shareholders are investors and made an independent investment decision to acquire the shares. The selling shareholders are not in the underwriting business. The private placements were negotiated at arm's length terms with immediate and continuing economic and market risk.

Based on all the facts, circumstances and other matters related to the Registration Statement, including those set forth above, the Company believes and respectfully submits that the transaction covered by the Registration Statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).